FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued:   Wednesday, 9 May 2012, London UK

GSK to commence tender offer to acquire Human Genome Sciences for US $13.00 per share in cash

GlaxoSmithKline plc (LSE: GSK) today announced that it will not participate in Human Genome Sciences (NASDAQ: HGSI) strategic alternatives review process and will instead commence a tender offer this week to acquire all of the outstanding shares of HGS for US$13.00 per share in cash.  GSK's offer represents a premium of 81 percent to HGS's closing share price of US$7.17 on 18th April, the last trading day before HGS publicly disclosed GSK's private offer.

GSK continues to believe that now is the appropriate time in the evolution of the GSK/HGS relationship for the companies to combine and that GSK is uniquely positioned to deliver on the promises of Benlysta, albiglutide and darapladib.

GSK values the long relationship it has with HGS and has clearly stated its preference to complete a transaction on a friendly basis in a timely fashion. GSK remains willing to meet and review its offer with HGS at any time.

GSK's decision not to participate in HGS's strategic alternatives review process and to take its offer directly to HGS shareholders reflects a number of factors, including:

* GSK's participation in the process is unnecessary as its offer is not conditioned on due diligence or financing and can be completed expeditiously.

* It is important for HGS shareholders to understand that GSK is committed to proceeding with its offer.

*There is clear strategic and financial logic to this combination and HGS shareholders should have the opportunity to decide for themselves on the merits of the offer.

* GSK believes that the four weeks that have passed since its offer made on April 11th, together with the additional 20 business days that GSK's tender offer must remain open following its commencement, provides a reasonable amount of time for HGS to complete its review of alternatives.

GSK continues to believe it has made a full and fair offer which is in the interest of shareholders of both companies. The transaction is well aligned to GSK's long-term strategy of delivering sustainable growth, simplifying GSK's business model, enhancing R&D returns and deploying capital with discipline. For HGS shareholders, it provides immediate liquidity at a substantial premium while eliminating further exposure to the significant execution risk inherent in HGS achieving its future growth objectives.

GSK's offer takes into account the value of Benlysta, albiglutide, darapladib and other assets, as well as the synergies in a business combination. GSK has consistently provided all material data to the financial markets and HGS regarding the progress of Benlysta, albiglutide and darapladib.  In respect of HGS's desire to assure itself that GSK is not in possession of other material information regarding albiglutide or darapladib, GSK has provided HGS with the limited additional clinical information available to GSK that can be shared consistent with regulatory and legal constraints.

V A Whyte
Company Secretary
9 May 2012

GlaxoSmithKline
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com

GlaxoSmithKline Enquiries:

Global Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 (215) 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+1 (215) 751 7002	(Philadelphia)
	Ziba Shamsi	+44 (0) 20 8047 3289	(London)

Sard Verbinnen & Co:
US Media enquiries	George Sard	+1 212 687 8080	(New York)
	Andrew Cole	+1 212 687 8080	(New York)
	Michael Henson	+1 212 687 8080	(New York)

Cautionary statement regarding forward-looking statements

This communication does not constitute an offer to purchase or a solicitation of an offer to sell any securities.

This communication contains forward-looking statements. GSK cautions readers that any forward-looking statements made by GSK, including those made in this communication, are risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of a potential business combination transaction involving GSK and HGS, including future financial and operating results, GSK 's plans, objectives, expectations (financial or otherwise) and intentions relating to the potential business combination and other statements that are not historical facts.

Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell HGS common stock.  The solicitation and offer to buy HGS common stock will only be made pursuant to an offer to purchase and related materials.  Investors and securityholders are urged to read these material carefully when they become available since they will contain important information, including the terms and conditions of the offer.  The Offer to Purchase and related materials will be filed by GSK with the Securities and Exchange Commission (SEC) and investors and securityholders may obtain a free copy of these materials (when available) and other documents filed by GSK with the SEC at the website maintained by the SEC as www.sec.gov. The Offer to Purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 or (800) 848-2998 (toll-free) or by email at HGStender@dfking.com.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 09, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc